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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

LiveWorld, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53838Q109

(CUSIP Number)

12/31/07

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. 53838Q109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chris N. Christensen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,117
6. Shared Voting Power 0
7. Sole Dispositive Power 2,117
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,742*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 1,865,625 shares which may be acquired within 60 days of December 31, 2007 upon exercise of stock options by Chris N. Christensen.

Item 1.

(a)	Name of Issuer: LiveWorld, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4340 Stevens Creek Blvd., Suite 101, San Jose, CA 95129

Item 2.

(a)	Name of Person Filing: Chris N. Christensen

(b)	Address of Principal Business Office or, if none, Residence: 4340 Stevens Creek Blvd., Suite 101, San Jose, CA 95129

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

(e)	CUSIP Number: 53838Q109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 1,867,742 shares*

(b)	Percent of class: 5.7%, based on 30,862,810 outstanding shares of Common Stock of the Issuer as of December 31, 2007

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,117 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 2,117 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	Includes 1,865,625 shares which may be acquired within 60 days of December 31, 2007 upon exercise of stock options by Chris N. Christensen.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Chris N. Christensen
Signature

Chris N. Christensen
Name/Title